Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Meridian Bancorp, Inc. on Form S-8 (SEC File No. 333-198686) of our report dated June 23, 2021, relating to our audit of the statements of net assets available for benefits of East Boston Savings Bank 401(k) plan as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related supplemental schedule as of December 31, 2020, which report appears in the December 31, 2020 Annual Report on Form 11K of East Boston Savings Bank 401(k) Plan.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 23, 2021